Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

At March 31, 2022

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

		Three months ended March 31
		2022	2021
	Notes	€	€
Research and development expenses	3	(13,514,488)	(8,071,451)
General and administrative expenses	4	(5,865,006)	(3,771,693)
Total operating expenses		(19,379,494)	(11,843,144)

Finance income/(expense)	6	3,391,179	5,818,856
Loss before income tax		(15,988,315)	(6,024,288)

Income taxes	7	(38,715)	(18,589)
Loss for the period		(16,027,030)	(6,042,877)

Other comprehensive income/(Loss)
Exchange gains arising on translation of foreign operations		8,680	1,249

Total comprehensive loss attributable to:
Equity holders of the Company		(16,018,350)	(6,041,628)

Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.48)	(0.66)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of financial position

		March 31 2022	December 31 2021
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	126,927	108,099
Right of use assets	9	222,759	243,251
Current assets
Deferred tax assets	7	136,646	172,052
Receivables	10	669,014	700,079
Other current assets	11	5,202,002	1,513,452
Cash and cash equivalents	12	194,774,744	209,353,132
Total assets		201,132,092	212,090,064

Equity and liabilities
Equity
Share capital	13	3,978,286	3,978,226
Share premium		278,750,929	278,742,900
Other reserves		11,721,354	9,774,416
Currency translation reserve		34,608	25,928
Accumulated loss		(103,595,431)	(87,568,401)
Total equity		190,889,746	204,953,069

Long term liabilities
Non-current lease liability	9	122,507	150,752
Current liabilities
Trade and other payables	14	3,356,266	2,490,572
Accrued liabilities	15	6,533,027	4,270,082
Current lease liability	9	101,832	99,432
Current tax payable		128,714	126,157
Total liabilities		10,242,346	7,136,995
Total equity and liabilities		201,132,092	212,090,064

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2022 and March 31, 2021

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Loss for the period		—	—	—	—	(6,042,877)	(6,042,877)
Increase in par value		2,592,621	(2,592,621)	—	—	—	—
Issue of share capital	13	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	1,249	—	1,249
Shares issued upon exercise of options or RSU's	18	1,709	—	(35,161)	—	(231,803)	(265,255)
Share-based payments	18	—	—	2,096,610	—	—	2,096,610
Balance at March 31, 2021		3,971,352	278,302,169	4,041,324	(3,116)	(50,734,634)	235,577,095
Balance at January 1, 2022		3,978,226	278,742,900	9,774,416	25,928	(87,568,401)	204,953,069
Loss for the period		—	—	—	—	(16,027,030)	(16,027,030)
Issue of share capital	13	60	8,279	—	—	—	8,339
Transaction costs on issue of shares		—	(250)	—	—	—	(250)
Currency translation reserve		—	—	—	8,680	—	8,680
Share-based payments	18	—	—	1,946,938	—	—	1,946,938
Balance at March 31, 2022		3,978,286	278,750,929	11,721,354	34,608	(103,595,431)	190,889,746

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31,

		2022	2021
	Notes	€	€
Operating activities
Loss before tax		(15,988,315)	(6,024,288)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	1,946,938	2,096,610
Depreciation expense	4	32,850	3,061
Net foreign exchange (gain)/loss	6	(3,436,187)	(5,905,895)
Finance (income) / costs	6	40,311	(87,040)

Changes in working capital:
Decrease in receivables		31,065	28,262
Increase in other current assets		(3,275,589)	(4,463,880)
Increase in trade and other payables		854,291	3,500,664
Increase in accrued liabilities		1,963,578	652,900
Paid interest		(50,134)	—
Net cash flows used in operating activities		(17,881,192)	(10,199,606)

Investing activities
Purchase of property, plant and equipment	8	(26,372)	(10,065)
Net cash flows used in investing activities		(26,372)	(10,065)

Financing activities
Proceeds from issue of shares	13	8,339	157,155,899
Transaction costs on issue of shares		(102,443)	(13,154,360)
Payment of lease liabilities	9	(16,022)	—
Net cash flows (used in) provided by financing activities		(110,126)	144,001,539

Net increase (decrease) in cash and cash equivalents		(18,017,690)	133,791,868
Cash and cash equivalents at the beginning of the period		209,353,132	98,628,871
Effect of exchange rate changes		3,439,302	5,902,838
Cash and cash equivalents at the end of the period	12	194,774,744	238,323,577

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The address of its registered office is J.H. Oortweg 21, Leiden. The Company’s registered office is located at J.H. Oortweg 21, Leiden. It has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as at March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021 were authorized for issue in accordance with a resolution of the directors on May 11, 2022.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as March 31,
Name	Legal seat	incorporation	2022	2021
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2021 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs and has no revenues to date (as is typical in the biotech industry for development stage and early commercial stage companies). As such, Pharvaris anticipates on-going negative operating cash flows for several years before the company has a product candidate ready for commercialization. This makes the Group dependent on external capital sources, debt capital and equity capital. The Group is currently funded to date wholly with equity capital.

As of March 31, 2022 and December 31, 2021 the Group had cash of €194.8 million and €209.4 million, respectively. The Group incurred net losses of €16.0 million in the three months ended March 31, 2022 and €6.0 million in the same period in 2021 and negative operating cash flows of €17.9 million and €10.2 million in the three months ended March 31, 2022 and the three months ended March 31, 2021 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financing to fund its research and development expenses, general and administrative expenses and financing costs. However, the Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities into the first quarter of 2024. Accordingly, unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

Impact of COVID-19

The COVID-19 outbreak spread globally and severely restricted the level of economic activity around the world. In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

The Group has taken steps to identify and mitigate the adverse effects and risks to it as a result of the pandemic. The Group has modified its business practices, including implementing work from home arrangements for employees able to perform their duties remotely, restricting non-essential travel, and practicing safe social distancing in our operations. The Group expects to continue to take actions as may be required or recommended by government authorities or in the best interests of its employees and business partners. While the impact of COVID-19 on the Group’s operations and financial performance has so far been limited, the extent to which COVID-19 may impact its financial condition or results of operations in the future is uncertain. For instance, the ongoing spread of variants of the COVID-19 virus may continue to interrupt, or delay, the Group’s clinical trial activities, regulatory reviews, manufacturing activities and supply chain.

The COVID-19 outbreak delayed, and may continue to delay, enrollment in the Group’s clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. For example, in 2020, the Company experienced an approximate two-month delay in starting the enrollment of its now completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19. In addition, even with the Group’s distributed operations, employee vaccinations and its observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect the Group’s operations.

Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates. The spread of an infectious disease, including COVID-19 may also result in the inability of the Group’s suppliers to deliver components or raw materials, and the inability of the Group’s CDMOs to provide supplies of our product candidates for the Group’s planned clinical trials, on a timely basis or at all. Further, an infectious disease. including COVID-19 may also impact the ability of the Group’s CROs, including nonclinical CROs, to provide services to support the Group’s clinical program. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in the Group’s clinical trials, any of which could materially affect the Group’s business, financial condition and results of operations.

The extent to which the COVID-19 pandemic impacts the Group’s business will depend on future developments, which are uncertain and cannot be predicted, including amongst other things, new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, including among other things the effectiveness and outreach of COVID-19 vaccines. If the Group is unable to meet its milestones it might jeopardize our funding opportunities.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in significant accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2021.

3. Research and development expenses

	For the three months ended March 31
	2022	2021
	€	€
Personnel expenses (Note 5)	(2,529,171)	(2,008,496)
Clinical expenses	(6,566,065)	(3,265,702)
Nonclinical expenses	(816,125)	(962,053)
Manufacturing costs	(3,464,524)	(1,318,192)
License costs	—	(500,000)
Intellectual Property costs	(138,603)	(17,008)
	(13,514,488)	(8,071,451)

Development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive income because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

License costs during the period ended March 31, 2021 consist of a milestone payment of €500,000 which was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	For the three months ended March 31
	2022	2021
	€	€
Personnel expenses (Note 5)	(2,444,883)	(1,241,065)
Consulting fees	(177,912)	(229,317)
Professional fees	(884,000)	(807,913)
Accounting, tax and auditing fees	(304,498)	(438,130)
Facilities, communication & office expenses	(1,628,098)	(951,581)
Travel expenses	(143,754)	(794)
Other expenses	(281,861)	(102,893)
	(5,865,006)	(3,771,693)

In 2021 the Group entered into a number of lease arrangements, which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable period). The total outflow for the leases in the first three months of 2022 was €63,122 (2021: €42,652) and is included in the Facilities, communication & office expenses line.

Depreciation expense in the first three months of 2022 was €32,850 (2021: €3,061), which related to property, plant and equipment and leases and is included in the other expenses line.

5. Personnel expenses

	For the three months ended March 31
	2022	2021
	€	€
Wages and salaries	(2,565,583)	(1,011,675)
Pension charges	(178,544)	(29,962)
Other social security charges	(282,989)	(111,314)
Share-based payments	(1,946,938)	(2,096,610)
	(4,974,054)	(3,249,561)

The average number of staff (in FTEs) employed by the Group in the three months ended March 31, 2022 was 41 (2021:14).

6. Finance income/(expense)

	For the three months ended March 31
	2022	2021
	€	€
Foreign exchange differences	3,436,187	5,905,896
Interest expenses over bank balances	(45,060)	(82,212)
Other finance expenses	52	(4,828)
	3,391,179	5,818,856

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

	For the three months ended March 31
	2022	2021
	€	€
Income tax expense	(38,715)	(18,589)
	(38,715)	(18,589)

The total tax expenses over the three months ended March 31, 2022 relate to the utilisation of the deferred tax asset (DTA) as a result of a temporary difference which occurred in the Company's US subsidiary.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended March 31
	2022	2021
	€	€
Income/(loss) before income tax	(15,988,315)	(6,024,288)
Income tax against statutory rate in The Netherlands (25.8%)	(4,124,985)	(1,506,072)
Effect of tax rates in other countries	2,806,044	2,011,488
Temporary differences for which no deferred tax assets/liabilities have been recognized	—	(22,049)
Non-deductible expenses	105,366	(95,538)
Current period losses for which no deferred tax asset has been recognized	1,252,290	(369,240)
Total tax charge	38,715	18,589

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized for the applicable statutory tax rate.

The estimated average annual tax rate used for the three months ended March 31, 2022 is 0.2%, compared to 0.3% for the three months ended March 31, 2021. For the three months ended March 31, 2022 and 2021 no discrete items are applicable. Hence, tax expense is in line with estimated effective tax rate.

The effect of current period losses for which no DTA has been recognized includes the offsetting effect from the derecognition of losses reported through equity/ consolidated statement of profit or loss and other comprehensive income.

The differences in the overseas tax rates are due to the lower tax rate in Switzerland and the higher tax rate in the USA compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have neither been recognized in the unaudited condensed consolidated statement of profit or loss and other comprehensive income nor in the unaudited condensed consolidated statement of financial position.

8. Property, plant and equipment

	Office equipment	Total
	€	€
Balance at January 1, 2022	108,099	108,099
Additions	26,372	26,372
Depreciation expense	(7,544)	(7,544)
Balance at March 31, 2022	126,927	126,927

Balance at March 31, 2022
Cost	161,076	161,076
Accumulated depreciation	(34,149)	(34,149)
Net book amount	126,927	126,927

During the three months ended March 31, 2022, the Group acquired assets with a cost of €26,372 (December 31, 2021: €78,251). The acquisitions were mainly related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	March 31 2022	December 31 2021
	€	€
Balance as of January 1,	243,251	—
Addition	—	301,965
Depreciation charges	(25,306)	(58,715)
Impact of transaction of foreign currency	4,814	—
	222,759	243,251

The following table provides information about the Group’s lease liabilities at March 31, 2022:

	March 31 2022	December 31 2021
	€	€
Office lease	(224,339)	(250,184)
Total lease liability	(224,339)	(250,184)
Current portion	(101,832)	(99,432)
Non-current portion	(122,507)	(150,752)

The lease agreement started on June 1, 2021 and has a lease term of three years. The average incremental borrowing rate applied to the lease liabilities was 2.91% during the three months ended March 31, 2022 (2021: 3.12%). Cash outflows related to leases during the three months ended March 31, 2022 and 2021 were €16,022 and €0, respectively.

10. Receivables

	March 31 2022	December 31 2021
	€	€
Trade Receivables	6,641	8,451
VAT receivables	662,373	691,628
	669,014	700,079

11. Other current assets

	March 31 2022	December 31 2021
	€	€
Prepayments	4,760,906	1,507,753
Other assets	441,096	5,699
	5,202,002	1,513,452

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid R&D expenses and rent.

Other assets mainly consist of deferred transaction costs related to Group’s in-process equity financing. The company defers the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

13. Equity

On March 31, 2022, the Company’s authorized share capital amounted to €14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of €0.12. In March 2022, the

Company filed a Form F-3 Registration Statement and prospectus with the Securities and Exchange Commission relating to an at-the-market program providing for the sales from time to time of up to $75,000,000 of its ordinary shares pursuant to a Sales Agreement with SVB Leerink LLC. As of March 31, 2022, the Company had issued 500 ordinary shares resulting in €8,339 in gross proceeds to the Company.

As at March 31, 2022, the total number of issued shares was 33,152,381 (2021: 33,151,881). On March 31, 2022, the issued share capital totalled to €3,978,286 (2021: €3,971,352).

Ordinary shares hold the right to one vote per share.

Issued shares

	March 31 2022	December 31 2021
	Number of shares	Number of shares
Ordinary shares	33,152,381	33,151,881
	33,152,381	33,151,881

14. Trade and other payables

	March 31 2022	December 31 2021
	€	€
Trade payables	2,854,098	2,125,511
Tax and social security liabilities	502,168	365,061
	3,356,266	2,490,572

15. Accrued liabilities

	March 31 2022	December 31 2021
	€	€
Consulting, professional and audit liability	937,863	786,116
Clinical accrued liabilities	1,342,760	386,328
Manufacturing accrued liabilities	2,882,003	1,231,514
Pre-clinical accrued liabilities	319,522	398,468
Personnel related accruals	1,023,879	1,459,162
Other accrued liabilities	27,000	8,495
	6,533,027	4,270,083

16. Risk management activities

The Group’s risk management activities are the same as disclosed in note 17 of the consolidated financial statements for the year ended December 31, 2021.

17. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the three months ended March 31, 2022.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs	Weighted average purchase price
Outstanding January 1, 2022	2,470,295	€9.18	259,714	€-
Granted	70,000	€12.67	70,775	€-
Exercised	—	€-	—	€-
Forfeited	—	€-	—	€-
Outstanding March 31, 2022	2,540,295	€9.28	330,489	€-

On January 1, 2022, a total of 70,000 stock options were granted to members of the Board of Directors with an exercise price of $14.39 per share with a final exercise date of December 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on December 31, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

During the three months ended March 31, 2022 a total of 70,775 RSUs were granted to employees that joined the Group in the same period. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates were January 1, 2022, February 1, 2022 and March 1, 2022. The share closing price was $16.41, $17.00 and $18.47 at January 3, 2022, February 1, 2022 and March 1, 2022, respectively.

For the three months ended March 31, 2022, the Group recognized €1,946,938 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (three months ended March 31, 2021: €2,096,610).

As of March 31, 2022, a total number of 524,906 stock options are exercisable (March 31, 2021: nil).

The inputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

January 1, 2022
Number of options	70,000
Fair value of the options	€9.10
Fair value of the ordinary shares	€12.67
Exercise price	€12.67
Expected volatility (%)	85%
Expected life (years)	6.1
Risk-free interest rate (%)	1.4%
Expected dividend yield	—

Expected volatility is based on an evaluation of the historical volatilities of comparable listed biotech-companies over the most recent historical period that commensurate with the expected option life. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German government Strip bonds or US Government bonds depending on whether the exercise price is in euros or in US Dollars, with tenure equal to the expected life. The expected dividend yield is zero considering the stage of the Group.

On February 5, 2021, the Company’s ordinary shares began trading on the Nasdaq Stock Exchange. From that date, the shares of the Company were traded at a regulated stock exchange. For the determination of the fair value on the grant date, the closing price on the grant date is used.

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three months ended March 31, 2022 and March 31, 2021.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended March 31
	2022	2021
	€	€
Loss attributable to equity holders of the Company	(16,018,350)	(6,041,628)
Weighted average number of ordinary shares outstanding	33,135,821	9,104,630
Basic and diluted loss per share	(0.48)	(0.66)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group’s contractual obligations and commitments as of March 31, 2022 amounted to €17 million, (December 31, 2021: €19.5 million) primarily related to research and development commitments.

The Group had no contingent liabilities and no contingent assets as at March 31, 2022 and 2021.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since its inception, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. The aggregate transaction value of the transactions with Charité CRO during the three months ended March 31, 2022 and 2021 were €nil and €608, respectively. The outstanding balances with Charité CRO amounts to €nil on March 31, 2022 and December 31, 2021, respectively.

Key management personnel compensation

	For the three months ended March 31
	2022	2021
	€	€
Short term employee benefits	749,165	541,228
Post employee benefits	45,382	15,477
Share-based payments	1,230,634	1,297,662
Total	2,025,181	1,854,367

No stock options are granted to key management during the three months ended March 31, 2022. Refer to note 18 for disclosures on the share-based payments.

The Group engages several management entities for the purpose of providing key management services to the Group. The aggregate value of transactions related to key management personnel, or entities which they control were €268,493 and €764,258 in the three months ended March 31, 2022 and 2021 respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per March 31, 2022 and December 31, 2021 were €574,061 and €1,157,029, respectively.

22. Events after the reporting period

The Company has evaluated subsequent events through May 11, 2022, which is the date the condensed consolidated interim financial statements were authorized for issuance and did not identify any significant event after reporting period that needs to be disclosed.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, May 11, 2022

Pharvaris N.V.

Board of Directors

B.A.E. Modig	A.M de Jonge Schuermans

E. Björk	R.H. Glassman

D.P. Meeker	J.G.C.P. Schikan

V. Monges